SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 30, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated July 30, 2012: Nokia Board of Directors approves an adjustment to the planned maximum number of Stock Options to be granted in 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal

2

STOCK EXCHANGE RELEASE

July 30, 2012

Nokia Board of Directors approves an adjustment to the planned maximum number of Stock Options to be granted in 2012

Espoo, Finland - Nokia announced today that its Board of Directors authorized an adjustment to the planned maximum number of stock options it will grant in 2012 under the Nokia Stock Option Plan 2011, which was approved at the Annual General Meeting 2011.

Nokia increased the planned maximum number of stock options to be granted under the Nokia Equity Program 2012 from approximately 8.5 million to approximately 11.5 million. This adjusted planned maximum of approximately 11.5 million stock options to be granted in 2012 is within the maximum number of 35 million stock options available for grant under the Stock Option Plan 2011 approved by the Annual General Meeting 2011.

None of these additional stock options will be granted to the CEO and the Nokia Leadership Team members but rather to key senior level employees who are critical in carrying forward Nokia’s strategy. We believe this is a prudent use of stock options, also designed to align the interests of these key employees with those of the shareholders. Any realization of the value from the stock option awards is dependent on successful execution of the strategy and a sustainable share price growth over the long term.

Stock options can be granted under the Stock Option Plan 2011 until the end of 2013 and they have a vesting period of 50 percent of stock options vesting three years after grant and the remaining 50 percent vesting four years from grant.

As at December 31, 2011, the total maximum dilution effect of Nokia’s equity program then outstanding, assuming that the performance shares would be delivered at maximum level, was approximately 1.8 percent. The potential maximum effect of the Nokia Equity Program 2012 announced in January 2012, assuming delivery at maximum level and including the increased planned maximum of approximately 11.5 million stock options, would be approximately another 1.6 percent.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Forward Looking Statements

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced consumer demand for Nokia smartphones that operate on current versions of the Windows Phone platform as consumers anticipate our launch and sales ramp-up of Nokia smartphones with newer versions of the Windows Phone platform available from Microsoft, specifically the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs in our Devices & Services business; 7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations; 32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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